Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(dollars in thousands)	2012*	2013	2014	2015	2016
Fixed Charges Computation
Interest expensed and capitalized(1)	$38,809	$37,100	$44,768	$58,681	$39,312
Amortized premiums, discounts, and capitalized expenses related to indebtedness	14,184	5,841	2,175	6,179	3,973
Reasonable approximation of interest within rental expense	3,106	3,454	3,342	3,437	3,615
Total Fixed Charges and Preferred Equity Dividends	$56,099	$46,395	$50,285	$68,297	$46,900
Earnings Computation
Pre‑tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(16,454)	$12,209	$20,576	$37,932	$72,479
Plus
Fixed charges	56,099	46,395	50,285	68,297	46,900
Minus
Interest capitalized	137	192	427	585	837
Total Earnings	$39,508	$58,412	$70,434	$105,644	$118,542
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.70	1.26	1.40	1.55	2.53

*    The deficiency of earnings to fixed charges for the year ended September 30, 2012 was $16.6 million.

(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.